SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Spartan Stores, Inc.

(Exact Name of Registrant as Specified in its Charter)

Michigan (State of Incorporation or Organization)	38-0593940 (IRS Employer Identification No.)

850 76th Street, P.O. Box 8700 Grand Rapids, Michigan (Address of Principal Executive Offices)	49518-8700 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box [   ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box [X]

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, no par value

(Title of Class)

Item 1.          Description of Registrant's Securities to be Registered

Authorized Stock

          The total authorized capital stock of Spartan Stores, Inc., a Michigan corporation ("Spartan Stores"), consists of 50 million shares of common stock, no par value ("Common Stock"), and 10 million shares of preferred stock ("Preferred Stock"). Approximately 19,585,000 shares of Spartan Stores Common Stock are issued and outstanding as of the date of this Form 8-A. No shares of Preferred Stock are currently issued and outstanding.

          Spartan Stores' Amended and Restated Articles of Incorporation provide that no share of Common Stock will be entitled to any preferences and that all shares will be equal.

          Spartan Stores' Board of Directors is authorized to issue Preferred Stock from time to time and to fix the rights, preferences and limitations of each series of Preferred Stock. This authorization includes the right to fix the designation of the series and the number of shares in it, the dividend rate, whether and when shares will be redeemable, the prices at which shares will be redeemable, rights upon liquidation, any sinking fund provisions, any conversion or exchange privileges, voting rights, any restrictions on the payment of dividends or other distributions on other classes of stock and any other rights, preferences or limitations.

          The issuance of shares of Spartan Stores Preferred Stock could adversely affect the availability of earnings for distribution to the holders of Spartan Stores Common Stock if the Preferred Stock provides for cumulative dividends, dividend preferences, conversion rights or exchange, redemption or other similar rights or preferences.

Dividends

          Holders of Spartan Stores Common Stock are entitled to receive such dividends and other distributions on the Spartan Stores Common Stock as are declared from time to time by Spartan Stores' Board of Directors. The Board's right to declare dividends will be subject to the rights of any holders of Preferred Stock or any other stock with superior dividend rights and Spartan Stores' legal ability to make certain other payments. Spartan Stores' Board of Directors may fix the dividend rights and rates of Preferred Stock when it is issued. The payment of dividends and other distributions to shareholders is also subject to certain restrictions under Spartan Stores' current credit facility.

Voting Rights

          Each Spartan Stores shareholder is entitled to cast one vote for each share of Spartan Stores Common Stock held of record on all matters submitted to a vote of shareholders, including the election of directors. There is no cumulative voting in the election of directors of Spartan Stores.

No Preemptive Rights

          Holders of Spartan Stores Common Stock do not, as such, have preemptive rights to acquire additional securities of Spartan Stores.

Rights Upon Dissolution and Liquidation

          Upon the liquidation, dissolution or winding up of the affairs of Spartan Stores, the holders of Spartan Stores Common Stock will be entitled to receive pro rata all of the assets of the corporation available for distribution to the shareholders after an amount has been set aside for the holders of all shares having priority over the Common Stock. The rights of any Spartan Stores Preferred Stock will be determined by Spartan Stores' Board of Directors when those shares are first issued.

Board of Directors; Number; Classification

          Under Michigan law, the number of directors may be fixed in a corporation's bylaws or articles of incorporation. Spartan Stores' Board of Directors currently has seven members. Spartan Stores' Amended and Restated Articles of Incorporation provide that the board will, by a 75% vote of its members, fix the number of directors on the board, but the number of directors will not be less than three.

          Spartan Stores' Board of Directors consists of three classes of directors with staggered terms. The term of each class of directors is approximately three years each.

Shareholder Nominations of Directors

          Spartan Stores' Amended and Restated Articles of Incorporation allow the board or a shareholder to nominate a director. Shareholders nominating a director must submit the information specified in Spartan Stores' Bylaws concerning the candidate at least 120 days before the election meeting.

Removal of Directors

          Michigan law provides that shareholders may remove a director with or without cause, unless the articles of incorporation provide otherwise. Spartan Stores' Amended and Restated Articles of Incorporation allow a director to be removed only for cause. A director being removed because of a felony conviction or a finding by a court of negligence or misconduct in the performance of his or her duties may be removed by a majority of the directors. A director who has become mentally incompetent or is deemed by the Board to be in derogation of his or her duties may be removed only by 75% of the total number of directors, excluding the director in question.

Vacancies on Board of Directors

          Any vacancy on Spartan Stores' Board of Directors will be filled by the affirmative vote of a majority of the directors then in office. No decrease in the number of directors may shorten the term of any incumbent director.

Personal Liability of Directors

          Under Michigan law, directors who vote for certain corporate actions are liable to the corporation for any injury suffered as a result of the action. A director who does not comply with Michigan law may be liable for: (1) declaring a share dividend contrary to law or the articles of incorporation; (2) distributing money to shareholders during or after dissolution of the corporation without first paying the debts, obligations and liabilities of the corporation; or (3) making a loan to a director, officer or employee of the corporation or of a subsidiary which is contrary to law. However, the recovery may not exceed the difference between the amount paid or distributed and the amount that lawfully could have been paid or distributed.

          Michigan law provides that a corporation's articles of incorporation may provide that, except for certain liabilities, a director will not be personally liable to the corporation or its shareholders for monetary damages for a breach of the director's fiduciary duty. In addition, Michigan law sets forth circumstances under which directors, officers, employees or agents of a corporation may be indemnified or insured against any liabilities that they incur in such capacities.

          Spartan Stores' Amended and Restated Articles of Incorporation provide that a director of Spartan Stores will not be personally liable to Spartan Stores or its shareholders for monetary damages for a breach of fiduciary duty as a director, except for liability for: (1) the amount of a financial benefit received by a director to which he or she is not entitled; (2) intentional infliction of harm on Spartan Stores or its shareholders; (3) certain unlawful dividends, distributions or loans; (4) intentional criminal acts; or (5) an act or omission occurring before the date the limitation of liability provision became effective.

Indemnification

          Michigan law permits, and Spartan Stores' Amended and Restated Articles of Incorporation require, indemnification of Spartan Stores' directors and executive officers in a variety of circumstances. The Articles require Spartan Stores to indemnify any director or executive officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding because he or she is or was a director or executive officer, or is or was serving at the request of Spartan Stores in another capacity, to the fullest extent permitted by law. Spartan Stores may further indemnify any director or executive officer and may indemnify any person who is not a director or executive officer, as long as the indemnification is authorized by bylaw, resolution or contractual agreement of the board.

          Spartan Stores' Bylaws provide that Spartan Stores will indemnify its directors, executive officers and other persons to the extent that an indemnified person successfully defends an action. Spartan Stores will indemnify the indemnified party against actual and reasonable expenses, including attorneys' fees, incurred in connection with the action and any action brought to enforce the mandatory indemnification provisions. Prior to a final determination of an action, Spartan Stores may reimburse an indemnified party for reasonable expenses incurred by him or her, as long as specified procedures are followed. In addition, a court may order Spartan Stores to indemnify a director, officer, employee or agent if the court determines that the person is fairly and reasonably entitled to indemnification considering all the relevant circumstances, whether or not the applicable standard of conduct set forth in Spartan Stores' Bylaws was met or the indemnified party was found liable to Spartan Stores or its shareholders.

Amendment of Articles and Bylaws

          Under Michigan law, some provisions of a corporation's articles of incorporation may be amended by the board. Other provisions require the approval of a majority of the outstanding shares, unless a larger percentage is required by the corporation's articles of incorporation.

          For certain amendments to the articles of incorporation, Spartan Stores' Amended and Restated Articles of Incorporation require the approval of two-thirds of the outstanding shares, unless the amendment is first approved by 80% of the entire Board of Directors. This provision applies to amendments involving: (1) the number, classification, vacancies, nominations and removal of directors; (2) indemnification of the directors and officers; (3) limitations on director liability; (4) board evaluation of takeover proposals; or (5) the Michigan Control Share Act (discussed below). If an amendment is first approved by 80% of the entire Board of Directors, the approval of only a majority of the outstanding shares is required.

          Any amendment to Article X of Spartan Stores' Amended and Restated Articles of Incorporation, which deals with business combinations, will require the affirmative vote of the holders of not less than two-thirds of the voting shares of Spartan Stores.

          Under Michigan law, unless a corporation's articles and bylaws provide that only shareholders may amend the bylaws, the shareholders or the board may amend the bylaws. Spartan Stores' Amended and Restated Articles of Incorporation allow the board to amend the Bylaws without shareholder approval. The shareholders may amend the Bylaws only by the affirmative vote of 80% of the total voting shares of Spartan Stores.

Board Evaluation of Takeover Proposals

          Spartan Stores' Amended and Restated Articles of Incorporation allow the Board of Directors, in considering a takeover proposal, to consider certain factors in addition to the total price offered. Spartan Stores' Amended and Restated Articles of Incorporation specifically allow the Board to consider: (1) the fairness of the consideration to be received by Spartan Stores and its shareholders under the proposed offer, taking into account the trading price of Spartan Stores' stock immediately prior to the announcement of the proposed offer, the historical trading prices of Spartan Stores' stock, the price that might be achieved in a negotiated sale of the corporation as a whole, premiums over the trading price of their securities which have been proposed or offered to other companies in the past in connection with similar offers, and the future prospects of Spartan Stores; (2) the possible social and economic impact of the proposed offer and its consummation on Spartan Stores and its employees, customers and suppliers; (3) the possible social and economic impact of the proposed offer and its consummation on the communities in which Spartan Stores and its subsidiaries operate or are located; (4) the business, financial condition, and earning prospects of the offering party, including, but not limited to, debt service and other existing or likely financial obligations of the offering party; (5) the competence, experience and integrity of the offering party and its management; and (6) the intentions of the offering party regarding the use of the assets of Spartan Stores to finance the transaction.

Business Combinations

          Michigan law provides that, unless otherwise provided in the articles of incorporation, any merger or share exchange must be approved by the holders of a majority of the outstanding shares entitled to vote. Michigan law requires shareholder approval for the sale, lease or exchange of substantially all of the assets of the corporation. Spartan Stores' Amended and Restated Articles of Incorporation require the approval of two-thirds of the outstanding shares of Spartan Stores for a business combination, unless the business combination is approved by Spartan Stores' Board of Directors, in which case only the approval of a majority of the outstanding shares of Spartan Stores is required.

Michigan Fair Price Act

          Michigan's Fair Price Act applies to Spartan Stores. The Fair Price Act requires a vote of 90% of the outstanding shares and a vote of at least two-thirds of disinterested shares to approve a "business combination." The Fair Price Act defines a "business combination" to include any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an "interested shareholder" or certain "affiliates." An "interested shareholder" is generally any person who owns 10% or more of the outstanding voting shares of the corporation. An "affiliate" is a person who directly or indirectly controls, is controlled by, or is under the common control of a specified person .

          The "supermajority" vote required by the Fair Price Act does not apply to business combinations that satisfy certain conditions. These conditions include, among others: (1) the purchase price to be paid for the shares of the corporation in the business combination must be at least equal to the highest of either (a) the market value of the shares or (b) the highest per share price paid by an interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (2) once becoming an interested shareholder, the person may not become the beneficial owner of any additional shares of the corporation except as part of the transaction that resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.

          The requirements of the Fair Price Act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the Fair Price Act by resolution adopted before the interested shareholders first became an interested shareholder.

Michigan Control Share Act

          The Michigan Control Share Act regulates the acquisition of "control shares" of widely held Michigan corporations. The Control Share Act applies to Spartan Stores and its shareholders. The Control Share Act establishes procedures governing "control share acquisitions." A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33 1/3%, or 50%. Under the Control Share Act, an acquirer may not vote "control shares" unless the corporation's disinterested shareholders (defined to exclude the acquiring person, officers of the corporation and directors of the corporation who are also employees of the corporation) vote to approve the voting rights of the control shares. The Control Share Act does not affect the voting rights of shares owned by an acquiring person before the control share acquisition. The Control Share Act entitles corporations to redeem control shares from the acquiring person under some circumstances. In other cases, the Control Share Act confers dissenters' rights upon all of a corporation's shareholders except the acquiring person.

          Spartan Stores' Amended and Restated Articles of Incorporation provide that Spartan Stores may redeem, for fair value, any control shares acquired in a control share acquisition, if the provisions of the Control Share Act are not met.

Item 2.          Exhibits.

                    The following exhibits are filed as part of this Registration Statement:

Number	Exhibit

1

Amended and Restated Articles of Incorporation of Spartan Stores, Inc. Incorporated by reference to Annex B to the prospectus and joint proxy statement contained in the Registrant's Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 (Registration No. 333-37050), filed with the Securities and Exchange Commission on June 5, 1999.

2

Amended and Restated Bylaws of Spartan Stores, Inc. Incorporated by reference to Annex B to the prospectus and joint proxy statement contained in the Registrant's Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 (Registration No. 333-37050), filed with the Securities and Exchange Commission on June 5, 1999.

SIGNATURES

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SPARTAN STORES, INC.
(Registrant)

Dated: August 1, 2000	By /s/ James B. Meyer James B. Meyer President, Chief Executive Officer and Director

EXHIBIT INDEX

Number	Exhibit

1

Amended and Restated Articles of Incorporation of Spartan Stores, Inc. Incorporated by reference to Annex B to the prospectus and joint proxy statement contained in the Registrant's Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 (Registration No. 333-37050), filed with the Securities and Exchange Commission on June 5, 1999.

2

Amended and Restated Bylaws of Spartan Stores, Inc. Incorporated by reference to Annex B to the prospectus and joint proxy statement contained in the Registrant's Pre-Effective Amendment No. 1 to Registration Statement on Form S-4 (Registration No. 333-37050), filed with the Securities and Exchange Commission on June 5, 1999.